UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2024

Commission File Number 001-40504

Nexxen International Ltd.
(Translation of registrant’s name into English)

82 Yigal Alon Street, Tel Aviv 6789124, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

On October 7, 2024, October 8, 2024, October 9, 2024, October 10, 2024, and October 11, 2024, the Company issued announcements titled “Share buyback-transaction in own shares” pursuant to the AIM Market Rules, copies of which are attached as Exhibit 99.1, 99.2, 99.3, 99.4, and 99.5 to this Form 6-K.

The information in this report of foreign private issuer on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form S-8 (Registration No. 333-258731), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.1	Company announcement dated October 7, 2024, “Share buyback-transaction in own shares”.
Exhibit 99.2 Exhibit 99.3 Exhibit 99.4 Exhibit 99.5
Company announcement dated October 8, 2024, “Share buyback-transaction in own shares”.

Company announcement dated October 9, 2024, “Share buyback-transaction in own shares”.

Company announcement dated October 10, 2024, “Share buyback-transaction in own shares”.

Company announcement dated October 11, 2024, “Share buyback-transaction in own shares”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nexxen International Ltd.

By:	/S/ Sagi Niri
Name:	Sagi Niri
Title:	Chief Financial Officer

Date: October 15, 2024

Exhibit List

Exhibit 99.1	Company announcement dated October 7, 2024, “Share buyback-transaction in own shares”.

Exhibit 99.2	Company announcement dated October 8, 2024, “Share buyback-transaction in own shares”.

Exhibit 99.3	Company announcement dated October 9, 2024, “Share buyback-transaction in own shares”.

Exhibit 99.4	Company announcement dated October 10, 2024, “Share buyback-transaction in own shares”.

Exhibit 99.5	Company announcement dated October 11, 2024, “Share buyback-transaction in own shares”.